

Redflex Group
31 Market Street, (P.O. Box 720)
South Melbourne
Victoria, Australia 3205
Tel:+61 3 9674 1888
Web: www.redflex.com.au



05008712

2 June 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA



Re: Redflex Holdings Limited: Rule 12g3-2(b) Exemption File No. 82-34862

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Redflex Holdings Limited (the "Company"), **enclosed is** the document described on Schedule I hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on February 24, 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone at +61 3 9674 1712 or by facsimile at +61 3 9696 1411 in Melbourne, Australia if you have any questions.

Please acknowledge receipt of this letter and the enclosed material by date stamping the **enclosed** receipt copy of this letter and returning it in the pre-addressed envelope also **enclosed** herewith.

Yours faithfully

Marilyn Stephens
Company Secretary

(Enclosures)


REDFLEX
GROUP

Redflex Group
31 Market Street, (P.O. Box 720)
South Melbourne
Victoria, Australia 3205
Tel:+61 3 9674 1888
Web: www.redflex.com.au

RECEIPT COPY

2 June 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Redflex Holdings Limited: Rule 12g3-2(b) Exemption File No. 82-34862

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Redflex Holdings Limited (the "Company"), **enclosed is** the document described on Schedule I hereto for your attention.

This document supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on February 24, 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone at +61 3 9674 1712 or by facsimile at +61 3 9696 1411 in Melbourne, Australia if you have any questions.

Please acknowledge receipt of this letter and the enclosed material by date stamping the **enclosed** receipt copy of this letter and returning it in the pre-addressed envelope also **enclosed** herewith.

Yours faithfully

Marilyn Stephens
Company Secretary

(Enclosures)

Schedule I

Document made public since the last submission on 31 May 2005:

Date	Item	Description
2 June 2005	Company Announcement	Redflex Communications Systems received additional orders for USAF Battle Command Mobile systems valued over AU$1.3M


REDFLEX
HOLDINGS

Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com.au

Release to Australian Stock Exchange

Redflex Communications Systems received additional orders for USAF Battle Command Mobile systems valued over AU$1.3M

2 June 2005. The directors are pleased to announce that Redflex Communications Systems Pty Ltd, a wholly owned company of the Redflex Group, has received a second order under its indefinite delivery/indefinite quantity contract to provide, for the Battle Control System-Mobile (BCS-M), an ongoing United States Air Force acquisition and development program. The program, which was announced in our release of 31 May 2004, will update and eventually replace the legacy ground theatre air control system.

In addition to the second system order, Redflex received from its prime contractor, Innovative Solutions Consulting Inc, further engineering contract amendments. The orders for this engineering work and additional equipment deliveries total AU$1.3million. Redflex is scheduled to deliver both orders this calendar year. The total value of orders received to date under the contract is approximately AU$3.2million.

The initial order under the contract was for engineering design and development of the BCS-M product. This development is now nearing completion.

Switch*plus*® is the core product of Redflex Communications Systems and is used in Air Traffic Control, Military Operations Centres and other Command and Control and Public Safety applications around the world. Redflex Communication Systems, with facilities in Melbourne, Australia and the Washington, DC area of the USA, is a leading communications systems integrator for transportation, defence and public safety applications worldwide.

For further information:

Graham Davie	Brad Kay
Chief Executive Officer	President and CEO
Redflex Holdings Limited	Redflex Communication Systems Inc
graham.davie@redflex.com.au	brad.kay@redflex.com.au
(03) 9674 1888	+1 703 871 5141